



Lester F Diaz · 3rd

Applications Architect

United States · 354 connections · **Contact info**

KEYNO **KEYNO**

FIU **Florida International University**

Experience

KEYNO

Application Architect

KEYNO

Apr 2019 – Present · 11 mos

Cloud-native infrastructure and microservices multilayered application design and development, integrating with major payment networks Web APIs. C# .Net Core and Node.JS REST APIs. AWS Aurora MySQL and DynamoDB databases. Serverless Framework. AWS APIGateway, Lambda and Step Functions.



Keyno's CVVKey
solution featured in T...

LVOTEC

Solutions Architect Consultant

LVOTEC

Mar 2019 – Present · 1 yr

Enterprise systems architect consultant, with experience analyzing new systems design and existing processes optimization. Architect, develop, and re-engineer applications for efficient global scale, elasticity, and high availability.
SOA; Microservices; Containerization; Serverless cloud computing; Infrastructure as ...**see more**



Personalized IT

CVV+

CTO & Co-Founder

Tender Armor, LLC

Feb 2015 – Mar 2019 · 4 yrs 2 mos

Co-founder and leader executive of fintech startup, creator of CVV+ a payments security and fraud prevention solution. Full patent design and documentation. Architected and developed a feature-rich end-to-end solution including front-end web and mobile applications, ASP.NET MVC Web APIs, enterprise-level relational database systems (MS SQL Server).   ...**see more**

FIS

Applications Architect

FIS

Feb 2006 – May 2015 · 9 yrs 4 mos

Architect, Team Leader and SME, responsible for designing, documenting, and implementing large-scale software systems such as ESB, ISO8583 parser, EFT, Notifications Framework, Risk assessment and Fraud management systems integration. Introduced innovative framework transformations for systems optimization, high-availability and scalability. Agile SDL ...**see more**

Software Developer

MetiLinx

Mar 2005 – Feb 2006 · 1 yr

Developed libraries for company's software products licenses ciphering, verification, and rules enforcement. Designed and implemented ASP.NET applications to generate and keep track of license keys, and parse assembly info attributes for release reports. Automated compiling, end-to-end and unit testing. ALM processes administration. C++, C# and MS SQL Servei ...see more

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Education



Florida International University
Master of Science - MS, Computer Science
2007 – 2009



Florida International University
Bachelor of Science - BS, Computer Science
2006 – 2008

Magna Cum Laude

University of Havana - CUJAE

Information Systems Engineering
2000 – 2004

Licenses & Certifications



AWS Certified Solutions Architect
Amazon Web Services (AWS)

See credential

Skills & Endorsements

C# · 9

 Endorsed by **4 of Lester F'S colleagues at FIS**   ☑ Passed: LinkedIn Assessments

Microsoft SQL Server · 26

Endorsed by **Scott Gordon and 2 others who are** highly skilled at this    Endorsed by **13 of Lester F'S colleagues at FIS**

Amazon Web Services (AWS)

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